Exhibit 99.1

Eros International Plc Announces Corporate Name Change to Eros STX Global Corporation

Ticker Symbol Will Change to ESGC on September 23rd

Douglas, ISLE OF MAN and Burbank, CALIFORNIA – September 11th, 2020 – Eros International Plc (NYSE:EROS), a global entertainment company, today announced that it will change its corporate name to “Eros STX Global Corporation” effective on or about September 23rd, 2020. In addition, the Company expects to begin trading under the new ticker symbol “ESGC” on the NYSE effective on or about September September 23rd, 2020. Along with the new corporate name, the Company is also launching its new corporate website “ErosSTX.com” as of September 23rd, 2020.

The corporate name change follows the completion of the Company’s merger-of-equals transaction with STX Entertainment on July 30th, 2020. The corporate name change does not affect the Company’s share structure or the rights of the Company’s shareholders, and no action is required of the Company’s existing shareholders in connection with the corporate name change.

On July 30th, 2020, Eros International Plc filed its Annual Report on Form 20-F for the fiscal year ended March 31st, 2020 with the Securities and Exchange Commission. The Annual Report on Form 20-F can be accessed under the Financials section on the Company’s Investor Relations page at www.erosplc.com and also at www.sec.gov, where shareholders can request a copy free of charge.

About Eros STX Global Corporation

Eros STX Global Corporation, (“Eros STX” or “The Company”) (NYSE:EROS) is a global entertainment company that acquires, co-produces and distributes films,  digital content & music across multiple formats such as theatrical, television and OTT digital media streaming to consumers around the world. Eros International Plc changed its name to Eros STX Global Corporation pursuant to the July 2020 merger with STX Entertainment, which integrated as a wholly owned subsidiary, merging two international media and entertainment groups.  The combination of one of the largest Indian OTT players and premiere studio with one of Hollywood’s fastest-growing independent media companies has created an entertainment powerhouse with a presence in over 150 countries. Eros STX delivers star-driven premium feature film and episodic content across a multitude of platforms at the intersection of the world's most dynamic and fastest growing global markets, including US, India, Middle East Asia and China. The Company also owns the rapidly growing OTT platform Eros Now which has rights to over 12,000 films across Hindi and regional languages and had 205.8 million registered users and 33.8 million paying subscribers as of June 30th, 2020. For further information, please visit Erosplc.com or STXentertainment.com until the company launches its new ErosSTX.com site.

Contact Information

Drew Borst

EVP, Investor Relations & Business Development

Eros STX Global Corporation

drew@erosstx.com